Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Nine Months Ended March 31 (Unaudited) 2012	Three Months Transition Period Ended March 31 2013	Fiscal Year Ended March 31,				Nine Months Ended December 31 (unaudited) 2017
(in thousands)			2014	2015	2016	2017
Earnings:
Loss before income taxes	($6,472)	($16,120)	($25,848)	($30,082)	($38,572)	($38,424)	($27,354)
Add: Fixed charges	16	71	45	59	62	73	62
Total Earnings	($6,456)	($16,049)	($25,803)	($30,023)	($38,510)	($38,351)	($27,292)
Fixed Charges:
Interest expense	16	71	45	59	62	73	62
Fixed charges	—	—	—	—	—	—	—
Total Fixed Charges	16	71	45	59	62	73	62
Ratio of earnings to fixed charges and preferred stock dividends	(403.5)	(226.0)	(576.6)	(510.7)	(625.3)	(523.2)	(440.7)

Note 1: Earnings for the nine months ended December 31, 2017, the years ended March 31, 2017, 2016, 2015 and 2014, the three month transition period ended March 31, 2013 and the nine months ended December 31, 2012 were insufficient to cover fixed charges by $27.3, $38.4, $38.5, $30.0, $25.8, $16.0, and $6.5 million, respectively. The Company has never paid dividends on its preferred stock.